Medallion Financial Corp.

437 Madison Avenue

38th Floor

New York, New York 10022

(212) 328-2100

June 3, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: David Gessert

Re:	Medallion Financial Corp. (CIK No. 0001000209) (the “Registrant”)
Registration Statement on Form S-3 (Commission File No. 333-231705)
(the “Registration Statement”)

Dear Mr. Gessert:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement so that it is declared effective at 4:00 pm on June 5, 2019, or as soon as practicable thereafter.

The Registrant acknowledges that the accuracy and adequacy of the disclosure in the above-referenced filing is the responsibility of the Registrant. The Registrant further acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions regarding any of the foregoing, please do not hesitate to contact Jeffrey Hochman of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Sincerely,

/s/ Larry D. Hall
Larry D. Hall
Senior Vice President & Chief Financial Officer

cc:     Jeffrey Hochman, Willkie Farr & Gallagher LLP